April 8, 2024

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mary Mast and Daniel Gordon

Re:	Teva Pharmaceutical Industries Limited

Form 10-K for the Fiscal Year Ended December 31, 2023

filed February 12, 2024

File No. 001-16174

Ladies and Gentlemen:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated March 11, 2024 to Eli Kalif, Teva’s Executive Vice President and Chief Financial Officer.

For your ease of reference, we have set forth below the Staff’s comments in italics, followed by Teva’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Net Income and Non-GAAP EPS Data, page 78

1.	Please address the following regarding your disclosures in the 10-K and 8-K furnished on January 31, 2024:

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Quantify for us the significant components of the adjustments for “Contingent Consideration”, “Other non-GAAP items” and “Corresponding tax effects and unusual tax items”. Tell us why you believe the adjustments are consistent with Regulation G, Item 10(e) of Regulation S-K, and C&DI 100.01.

Response: The Company acknowledges the Staff’s comment and set forth below is a discussion of the significant components of each of “Contingent Consideration,” “Other non-GAAP items” and “Corresponding tax effects and unusual tax items,” as well as the Company’s rationale for including such adjustments in the Company’s calculation of its Non-GAAP Net Income. On a prospective basis, the Company will quantify the significant components of significant adjustments that have multiple components that are included in the calculation of its non-GAAP measures.

Contingent Consideration

Teva’s contingent consideration expenses relate to past business combination agreements that provide for additional payments contingent upon specific future events that the Company would not have otherwise incurred as part of its continuing operations. These expenses represent adjustments to the fair value of the estimated contingent payments. For the years ended December 31, 2023 and 2022, Teva adjusted for contingent consideration expenses of $548 million and $261 million, respectively. In 2023, contingent consideration expenses primarily consisted of (i) $422 million in changes in the estimated future royalty payments to be paid by the Company to Allergan PLC (“Allergan”) in connection with lenalidomide (generic equivalent of Revlimid®) as part of the Company’s arrangement with Allergan in connection with the acquisition of Allergan’s worldwide generic pharmaceuticals business in August 2016 (the “Allergan Royalty Arrangement”); and (ii) $132 million in changes in the estimated future royalty payments to be paid by the Company to Eagle Pharmaceuticals, Inc. (“Eagle”) in connection with expected future bendamustine sales as part of the exclusive license agreement the Company entered into with Eagle in February 2015 (the “Eagle Licensing Arrangement”), which was accounted as a business combination. In 2022, contingent consideration expenses primarily consisted of (i) $240 million in changes in the estimated future royalty payments to be paid by the Company to Allergan in connection with the Allergan Royalty Arrangement; and (ii) $21 million in changes in the estimated future royalty payments to be paid by the Company to Eagle in connection with the Eagle Licensing Arrangement. Teva’s contingent consideration expenses are quantified and disclosed in Note 20 (Fair value measurement) to the Company’s consolidated financial statements included in Teva’s Annual Report on Form 10-K for the year ended December 31, 2023.

The Company respectfully advises the Staff that it has reviewed the requirements set forth in Regulation G and Item 10(e) of Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”), and the Staff’s guidance as set forth in C&DI 100.01 (collectively, the “Non-GAAP Requirements”) and believes that adjusting for contingent consideration expenses in the Company’s calculation of its Non-GAAP Net Income is consistent with the Non-GAAP Requirements and does not cause its Non-GAAP Net Income to be misleading. Contingent consideration expenses relate to contingent consideration arrangements that are unique and do not follow a repetitive pattern characteristic of recurring expenses. Instead, such contingent expenses vary and are dependent on the circumstances of the particular acquisition from which they arise. The specific amount of contingent consideration expenses recorded by the Company in each reporting period is highly variable and unpredictable, can range in value from several million to several hundreds of millions of dollars and can either be an income or an expense from period to period. Additionally, given that the Company’s contingent consideration expenses represent specific acquisition-related obligations arising from past business combinations, they are not indicative of the Company’s day-to-day operational performance. The Company believes that removing the impact of contingent consideration expenses from its calculation of Non-GAAP Net Income is consistent with the presentation of non-GAAP measures by other companies within the Company’s industry, as such expenses can vary substantially from company to company depending upon the nature of the business combination arrangements they arise from but are not indicative of the Company’s continuing core business activities. The Company believes that excluding contingent consideration expenses provides investors a clearer view of the Company’s ongoing operational performance and therefore facilitates more meaningful comparisons of the Company’s operational performance across financial periods and enhances investors’ insight into trends in the Company’s core business operations.

Other non-GAAP items

Other non-GAAP items consist of other exceptional items that the Company believes are sufficiently large that their exclusion is important to facilitate investors’ understanding of trends in the Company’s financial results. Other non-GAAP items excluded from the Company’s calculation of its non-GAAP Net Income typically consist of items such as significant costs for the rationalization of the Company’s plants that are not in the ordinary course of business, certain inventory write-offs that are not in the ordinary course of business, certain expenses related to legal proceedings or litigation that are not in the ordinary course of business or other unusual events. For the years ended December 31, 2023 and 2022, Teva adjusted for other non-GAAP items of $330 million and $465 million, respectively. In 2023, other non-GAAP items primarily consisted of (i) $107 million of litigation fees mainly attributed to: (a) the settlement of the Company’s opioids litigation (the “Opioids Litigation”), for which the Company entered into a settlement with all 50 U.S. states and the Native American tribes party thereto in 2023, and (b) the settlement of the U.S. Department of

Justice’s (the “DOJ”) antitrust charges against the Company on the marketing and pricing of certain Teva USA generic products (the “Antitrust Proceeding”); and (ii) $154 million of costs relating to the Company’s plant rationalization efforts, a portion of which consisted of costs related to plants used in the Company’s API business that the Company intends to divest, as previously announced by the Company concurrently with its earnings release for the year ended December 31, 2023, with the remaining other non-GAAP items in 2023 comprised across several discrete items, none of which are individually material. In 2022, other non-GAAP items primarily consisted of (i) $114 million of litigation fees related to the Opioids Litigation and the Antitrust Proceeding; (ii) $179 million of costs relating to the Company’s plant rationalization efforts; and (iii) $122 million of expenses related to a specific product that Teva decided to divest, consisting primarily of a write-off of raw materials purchased to produce the product and penalties related to the Company’s exit from a contract related to the product, with the remaining other non-GAAP items in 2022 comprised across several discrete items, none of which are individually material.

The Company has reviewed the other non-GAAP items discussed above against the Non-GAAP Requirements and believes that adjusting for such other non-GAAP items in the Company’s calculation of its Non-GAAP Net Income is consistent with the Non-GAAP Requirements and does not cause its Non-GAAP Net Income to be misleading. Each of the other non-GAAP items relates to matters that are distinctive and substantial and are not indicative of the ordinary course of the Company’s operations. The litigation fees included in other non-GAAP items represent fees relating to significant legal settlements for distinctive legal proceedings, primarily brought by governmental agencies, that are predicated on discrete and unique factual circumstances. Litigation fees are only included in other non-GAAP items to the extent they involve significant amounts and relate to litigation for which the Company has recorded a significant legal provision. The Company does not expect such distinctive legal proceedings to reoccur on a regular basis in the ordinary course of its business. The plant rationalization costs included in other non-GAAP items relate to the Company’s efforts to reduce its manufacturing network. Beginning in 2017, following the Company’s acquisition of Allergan’s worldwide generic pharmaceuticals business in August 2016 for which it paid approximately $40 billion, the Company initiated a robust restructuring program, through which it has divested approximately 50% of its manufacturing network. Given the scale of these rationalization efforts, the costs related thereto would have had an outsized impact on the Company’s financial statements if not otherwise excluded as a non-GAAP item in the Company’s calculation of Non-GAAP Net Income. Although the rationalization efforts have been ongoing for several years, they were the result of an extraordinarily large acquisition for which integration related to the rationalization of manufacturing plants takes years to implement and continues to be implemented as Teva effects the previously announced divestiture of its API business. Additionally, this plant rationalization process is not indefinite and is expected to be completed in the near future. The Company has already significantly reduced its manufacturing network, which is nearing the scale the Company expects to maintain to support its current business plans for the foreseeable future.

Teva believes that failing to exclude such costs would potentially cause investors to extrapolate its future financial performance from financial results that are not reflective of the Company’s underlying business performance. Adjusting for the Company’s plant rationalization costs helps investors ascertain differences between the Company’s spending on its core business activities and the Company’s spending on strategic efforts to reduce its manufacturing network. Lastly, other non-GAAP items in 2022 included one-time inventory write-off and related penalties related to a specific product that Teva decided to divest in 2022 as part of its portfolio optimization efforts. The inventory write-off was excluded due to its significant, but non-recurring, impact on the Company’s financial performance, and is further described in Note 6 (Identifiable Intangible Assets) to the Company’s consolidated financial statements included in Teva’s Annual Report on Form 10-K for the year ended December 31, 2023.

These expenses were excluded from the Company’s Non-GAAP Net Income to eliminate the impact these expenses may have of obscuring trends in the Company’s underlying business performance and to enhance the comparability of the Company’s financial results across periods.

Corresponding tax effects and unusual tax items

Corresponding tax effects and unusual tax items consist of the tax implications of adjustments made in our calculation of Non-GAAP Net Income and other tax items that the Company views as non-recurring, infrequent or unusual. Generally, most of the expenses excluded from the Company’s Non-GAAP Net Income have a corresponding tax effect. In the years ended December 31, 2023 and 2022, the Company adjusted for corresponding tax effects and unusual tax items of $446 million and $1,021 million, respectively. In 2023, corresponding tax effects and unusual tax items primarily consisted of corresponding tax effects on expenses and income which are recognized for tax purposes, inclusive of amortization and impairment charges, legal settlements and contingent consideration expenses. In 2022, corresponding tax effects and unusual tax items primarily consisted of $436 million of worthless stock deductions permitted under U.S. tax regulations and related items and $585 million of corresponding tax effects on expenses and income which are recognized for tax purposes, inclusive of amortization and impairment charges, legal settlements and contingent consideration expenses.

The Company has reviewed its adjustments for corresponding tax effects and unusual tax items against the Non-GAAP Requirements and believes that making such adjustments in the calculation of its Non-GAAP Net Income is consistent with the Non-GAAP Requirements and does not cause its Non-GAAP Net Income to be misleading. The vast majority of corresponding tax effects and unusual tax items excluded from Non-GAAP Net Income are directly attributable to specific pre-tax transactions that are excluded from Non-GAAP Net Income. In 2022, corresponding tax effects and unusual tax items also included worthless stock deductions. Such worthless stock deductions related to Cephalon, Inc. (“Cephalon”), a U.S. subsidiary of Teva USA acquired in 2011, and had no impact on the Company’s valuation of Cephalon or its intangible assets for GAAP reporting purposes. The tax loss recognized in 2022 was a discrete event and no tax deduction was taken on any tax returns prior to 2022 in connection with the values assigned to Cephalon’s intangibles in the Company’s purchase accounting or its outside basis in Cephalon. The Company excludes these discrete tax effects and tax items because they are not reflective of income tax expenses or benefits incurred as a result of the Company’s ordinary course cash-generating operations.

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For the Corresponding tax effects and unusual tax items you state the amount includes a portion of the realization of a loss related to an investment in one of your subsidiaries. Please tell us the amount of the loss, whether that is the only adjustment not related to corresponding tax effects, and if the related loss is included as an adjustment as well.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that its adjustment for corresponding tax effects and unusual tax items in 2022 for a portion of the realization of a loss related to an investment in one of its subsidiaries was attributable to the Company’s investment in Cephalon. The total taxable loss recognized in connection with the Company’s investment in Cephalon was approximately $4.2 billion, with a corresponding tax benefit of $909 million. $1.96 billion of the taxable loss, with a corresponding tax effect of $436 million, was included in the Company’s adjustment for corresponding tax effects and unusual tax items in 2022. The remainder of the total taxable loss recognized in connection with the Company’s investment in Cephalon was included under the GAAP line item “Income taxes (benefit)”, and the total GAAP benefit is disclosed in Note 13 (Income Taxes) to the Company’s consolidated financial statements included in Teva’s Annual Report on Form 10-K for the year ended December 31, 2023.

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Tell us why presenting Adjusted EBITDA in the narrative discussion of your earnings release prior to the presentation of net income is consistent with Item 10(e)(1)(i) of Regulation S-K and C&DI 102.10.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in prior periods it presented Adjusted EBITDA following the presentation of operating income since the Company had, at one time, reconciled Adjusted EBITDA to operating income, and in future periods, the Company will revise its presentation of Adjusted EBITDA in the narrative discussion of its earnings release to appear after its presentation of net income.

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Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me.

Very Truly Yours,

/s/ Eli Kalif
Eli Kalif Executive Vice President, Chief Financial Officer Teva Pharmaceutical Industries Limited

cc:

David McAvoy, Executive Vice President, Chief Legal Officer, Teva

Dov Bergwerk, Senior Vice President, General Counsel-Corporate Affairs, Teva

Amir Weiss, Senior Vice President, Chief Accounting Officer, Teva

Ross M. Leff, P.C., Kirkland & Ellis LLP